SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September 2016

Commission File Number: 001-36744

Cnova N.V.

(Translation of registrant’s name into English)

WTC Schiphol Airport

Tower D, 7th Floor

Schiphol Boulevard 273

1118 BH Schiphol

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                   Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

On September 15, 2016, Cnova N.V. (the “Company”) published a notice on its website at www.cnova.com announcing that it will hold an extraordinary general meeting of shareholders (the “Extraordinary General Meeting”) on October 27, 2016 and issued a press release announcing the publication of such notice. Copies of the press release, the Notice of an Extraordinary General Meeting of Shareholders and the Shareholders’ Circular for the Extraordinary General Meeting are furnished herewith as Exhibits 99.1, 99.2 and 99.3, respectively. The Form of Proxy Card for Holders of Ordinary Shares, the Form of Voting Proxy for Voting Depository and the Form of Voting Proxy for Certain Registered Shareholders are also attached hereto as Exhibits 99.4, 99.5 and 99.6, respectively. The Notice of an Extraordinary General Meeting of Shareholders, the Shareholders’ Circular for the Extraordinary General Meeting and the forms of proxy cards are available on the Company’s website at www.cnova.com.

The information contained in Exhibits 99.2 and 99.3 of this report of foreign private issuer on Form 6-K is incorporated by reference into the Company’s registration statement on Form S-8 (File No. 333-208111).

Important Information for Investors and Security Holders

This report is neither an offer to purchase nor a solicitation of an offer to sell securities.  Investors are advised to read the tender offer statement of Cnova’s controlling shareholder Casino, Guichard-Perrachon (“Casino”) if and when it becomes available because it will contain important information.

The potential tender offer by Casino for Cnova’s outstanding ordinary shares, par value €0.05 per share, referenced in the materials furnished herewith has not commenced and may never commence. If and when the offer is commenced, Casino will file a tender offer statement on Schedule TO with the SEC, Cnova will timely file a solicitation/recommendation statement on Schedule 14D-9, with respect to the offer, Casino will file a draft tender offer memorandum (projet de note d’information) with the French Autorité des marchés financiers (“AMF”)  and Cnova will timely file a draft memorandum in response (projet de note d’information en réponse) including the recommendation of its board of directors, with respect to the offer. Casino and Cnova intend to mail these documents to the shareholders of Cnova.  Any tender offer document and any document containing a recommendation with respect to the offer statement (including any offer to purchase, any related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before any decision is made with respect to any tender offer.  Those materials, as amended from time to time, will be made available to Cnova’s shareholders at no expense to them at www.cnova.com.  In addition, any tender offer materials and other documents that Casino and/or Cnova may file with the SEC and the AMF will be made available to all investors and shareholders of Cnova free of charge at www.groupe-casino.fr and www.cnova.com.  Unless otherwise required by law, all of those materials (and all other offer documents filed with the SEC and the AMF) will be available at no charge on the SEC’s website:  www.sec.gov and on the AMF’s website: www.amf-france.org.  Documents may also be obtained from Cnova upon written request to the Investor Relations Department, WTC Schiphol Airport, Tower D, 7th Floor, Schiphol Boulevard 273, 1118 BH Schiphol, The Netherlands, telephone number +31 20 795 06 71.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOVA N.V.

Date: September 15, 2016	By:	/s/ STEVEN GEERS
	Name:	Steven Geers
	Title:	General Counsel

EXHIBIT INDEX

Exhibit	Description

99.1	Press release dated September 15, 2016 titled “CNOVA N.V. Publishes Notice for Extraordinary General Meeting of Shareholders”
99.2	Notice of an Extraordinary General Meeting of Shareholders
99.3	Shareholders’ Circular, incorporated by reference to Exhibit (A)(1) to Schedule 13E-3, filed with the Securities and Exchange Commission on September 15, 2016
99.4	Form of Proxy Card for Holders of Ordinary Shares
99.5	Form of Voting Proxy for Special Voting Shares
99.6	Form of Voting Proxy for Certain Registered Shareholders